SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021.

Commission File Number

LI-CYCLE HOLDINGS CORP.

Li-Cycle Corp.

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note Purchase Agreement

On September 29, 2021, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Spring Creek Capital, LLC (“Spring Creek Capital”) and issued to Spring Creek Capital an unsecured convertible note (the “Convertible Note”) under the Note Purchase Agreement in the principal amount of $100,000,000, in a transaction exempt from registration under the Securities Act.

The Convertible Note matures five years from the date of issuance and accrues interest from the date of issuance at the London Interbank Offer Rate (LIBOR) plus five percent (5%) per annum. Interest on the Convertible Note is payable on a semi-annual basis, either in cash or by payment-in-kind (“PIK”), at the Company’s option, beginning on December 31, 2021. Interest on PIK amounts accrues at LIBOR plus six percent (6%). Under the terms of the investment, LIBOR has a floor of 1% and a cap of 2%.

The principal and accrued interest owing under the Convertible Note may be converted at any time by the holder into the Company’s common shares, without par value (the “common shares”), at a per share price equal to $13.43 (the “Conversion Price”). If the closing price per share of the Company’s common shares on the New York Stock Exchange is above $17.46 for 20 consecutive trading days, the Company may elect to convert the principal and accrued interest owing under the Convertible Note, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”), into the Company’s common shares at the Conversion Price.

The Company may redeem the Convertible Note at any time by payment of an amount in cash equal to 130% of the principal amount of the Convertible Note and all accrued interest owing under the Convertible Note, plus the Make-Whole Amount. Upon a change of control transaction, the Company will be required to redeem the Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Convertible Note and all accrued interest owing under the Convertible Note, plus the Make-Whole Amount.

The Convertible Note is subject to certain events of default, the occurrence of which would give the holder the right to require the Company to redeem the Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Convertible Note and all accrued interest owing under the Convertible Note, plus the Make-Whole Amount. The Note Purchase Agreement contains certain customary representations, warranties and covenants by and for the benefit of the parties.

Registration Rights

The Company granted certain registration rights under the Note Purchase Agreement. The Company agreed to file with the SEC within 30 days a registration statement covering the resale of the common shares issued of issuable upon conversion of the Convertible Note. The Company is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable and no later than the earlier of (A) 60 days after the issuance of the Convertible Note (or 90 days after the issuance of the Convertible Note if the SEC notifies the Company that it will review the registration statement) or (B) 10 business days after the SEC notifies the Company in writing that it will not review the registration statement. The Company agreed to keep the registration statement (or another shelf registration statement covering the common shares issued of issuable upon conversion of the Convertible Note) effective until the earlier of (x) the third anniversary of the issuance of the Convertible Note or (y) the date on which the holder of the Convertible Note ceases to hold any common shares issued or issuable upon conversion of the Convertible Note.

Standstill Agreement

On September 29, 2021, the Company, Koch Strategic Platforms, LLC (“KSP”), an affiliate of Spring Creek Capital, and Spring Creek Capital entered into a Standstill Agreement (the “Standstill Agreement”), which restricts Spring Creek Capital, KSP and their affiliates from taking certain actions until the later of conversion of the Convertible Note in full or twelve months from the issuance of the Convertible Note (the “Standstill Period”). The actions that KSP is restricted from taking during the Standstill Period include, among others, (A) the acquisition of additional voting securities or of any debt, material assets or material businesses of the Company, (B) any tender or exchange offer, take-over bid, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Company’s securities.

The foregoing descriptions of the Note Purchase Agreement, the Convertible Note and the Standstill Agreement do not purport to describe all the terms and provisions thereof and are qualified in their entirety by reference to the full text of those agreements, copies of which are included as exhibits to this current report on Form 6-K.

In addition to Spring Creek Capital’s investment, the Company and several subsidiaries of Koch Industries intend to explore opportunities for collaboration on several commercial initiatives.

A press release issued by the Company announcing entry into the Note Purchase Agreement, issuance of the Convertible Note and entry into the Standstill Agreement is included as an exhibit to this current report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

4.1	Convertible Note, dated September 29, 2021

10.1	Note Purchase Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Spring Creek Capital, LLC

10.2	Standstill Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Koch Strategic Platforms, LLC and Spring Creek Capital, LLC

99.1	Press Release, dated September 29, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: September 29, 2021